Item 77I

Legg Mason Partners Income Trust

Legg Mason Western Asset Intermediate Maturity California Municipals Fund

As a result of an expense limitation, effective September 18, 2009 through December 31, 2011, the ratio of expenses, other than interest, brokerage, taxes and extraordinary expenses, to average net assets of Class A, C and I shares will not exceed 0.75%, 1.35% and 0.60%, respectively. This expense limitation cannot be terminated prior to December 31, 2011 without the Board of Trustees' consent.

Prior to September 18, 2009, LMPFA had voluntarily agreed to waive management fees in the amount of 0.10% of the average daily net assets of the Fund.

The manager is permitted to recapture amounts previously forgone or reimbursed to the Fund during the same fiscal year if the Fund's total annual operating expenses has fallen to a level below an expense limitation ("expense cap"). In no case will the manager recapture any amount that would result, on any particular business day of the Fund, in the Fund's total annual operating expenses exceeding the expense cap.